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                                  EXHIBIT 99.1

            LETTER AGREEMENT WITH FIM FORTE FUND DATED JUNE 17, 1999


CardioDynamics
International Corporation

June 17, 1999

FACSIMILE 011 44 171 932 0100

Mr. Markku Kaloniemi
FIM Forte Fund

Dear Mr. Kaloniemi:

This letter confirms that in consideration of your purchase of 287,356 shares of CardioDynamics International Corporation ("CardioDynamics") Common Stock at $1.74 per share from the AGR Halifax Fund, Ltd. in a private transaction to be completed no later than June 25, 1999, CardioDynamics will issue to FIM Forte Fund, 20,336 common stock warrants priced at $1.625. The warrants will have a three-year term and CardioDynamics will endeavor to register the shares within six months of the close of this transaction.

Very truly yours,
CARDIODYNAMICS INTERNATIONAL CORPORATION,


/s/ Michael K. Perry
Michael K. Perry
Chief Executive Officer